UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, May 8, 2014

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Re..: Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.).Abstract of Board of Directors’ Meeting’s Minutes. Approval of Interim Financial Statements as of 03-31-2014.

Dear Sirs,

This letter is addressed to you, in compliance with the relevant rules in force. To that purpose, we hereby submit the abstract of the relevant part of Minutes No. 384 of Board of Directors’ Meeting held on May 8, 2014 at Avenida del Libertador 6363, 11th Floor, City of Buenos Aires, in relation to the approval of the interim Financial Statements in the FOURTH ITEMof the Agenda: 4) Consideration ofthe interim Financial Statements as of March 31, 2014.

Yours sincerely,

Ricardo A. Torres

EDENOR S.A.

Chairman

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S MINUTES No. 384

MINUTES No. 384:  In the City of Buenos Aires, on May 08, 2014, at 11:30 am, the undersigning Directors and Statutory Auditors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (“Edenor S.A.”) (the “Company”), to wit Ricardo Torres, Edgardo Volosín, Gustavo Mariani, Marcelo Mindlin, Pablo Díaz, Maximiliano Fernández, Emmanuel Alvarez Agis, Eduardo Setti, Eduardo Endeiza, Santiago Durán Cassiet and Juan Cuattromo, and on behalf of the Supervisory Committee Santiago Dellatorre and Jorge Pardo, held a meeting at Av. del Libertador 6363, City of Buenos Aires. Furthermore, Mr. Andrés Suarez, partner in PwC, attended the meeting in his capacity as independent auditor, and Mr. Leandro Montero, Finance and Control Director of Edenor S.A. and Mr. Jaime Barba, Director of Corporate Affairs and in charge of the Board’s Secretary, also attended the meeting. The meeting was chaired by the Chairman of the Board, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors the […] FOURTH ITEM of the Agenda: 4°) Consideration of the interim Financial Statements as of March 31, 2014. The Chairman informed that the Meeting should consider the Financial Statements and other documents for the three-month period ended March 31, 2014, and stated all attendees were aware of all such documents as they were handed over to them in advance to the Meeting. Accordingly, the Chairman moved to avoid reading those documents, which motion was unanimously approved. Thereafter, the Chairman moved all Directors to consider the Interim Condensed Financial Statements as of March 31, 2014, and for the three-month periods ended March 31, 2014 and 2013, including General Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, supplemental documents, Informative Report, information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, reports of the Certifying Accountant and the Supervisory Committee, all for the period ended March 31, 2014. Thereafter, and prior to the voting on the item under consideration, Mr. Jorge Pardo took the floor and informed all attendees that the report of the Supervisory Committee on the Company’s Financial Statements as of March 31, 2014 under consideration, was approved by the majority of opinions of its members and not by unanimous vote, as he proposed a report different from the one finally approved by the Supervisory Committee at its Meeting No. 267 held on May 8, 2014. In that respect, he submitted a copy of such document to the Board of Directors’ consideration, clarifying that the main difference between both documents was based on the feasibility of operating as on-going concern. The Chairman thanked Mr. Jorge Pardo for the clarification made, and moved all attendees to continue considering the Item, asking for documents submitted for consideration to be approved. Mr. Alvarez Agis took the floor and stated that, notwithstanding his favorable vote to the approval of the Financial Statements under consideration, he did not agree with and had a different opinion on the statements included in the balance sheets as regards the tariff situation and policy. Directors Endeiza, Setti, Cuattromo and Durán Cassiet declared they fully agreed with the statement made by Director Alvarez Agis. After discussion, the Board of Directors unanimously DECIDED TO: (i) approve all documents submitted for consideration in that Item of the Agenda; (ii) take note of the reports attached to the Financial Statements approved; and (iii) authorize either the Chairman or Vice-Chairman to sign the Financial Statements for the period ended March 31, 2014. […]   There being no further issues to transact, the meeting was adjourned at 12:15 am.

Signed by: Ricardo A. Torres; Edgardo Volosín; Gustavo Mariani; Marcelo Mindlin; Pablo Díaz; Maximiliano Fernández; Emmanuel Alvarez Agis; Eduardo Endeiza; Eduardo Setti; Santiago Durán Cassiet; Juan Cuattromo; Jorge Pardo and Santiago Dellatorre.

Ricardo A. Torres

EDENOR S.A.

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 16, 2014